Multi-Color Corporation

4053 Clough Woods Dr.

Batavia, Ohio 45103

March 9, 2017

Via Edgar and e-mail (RaminpourM@sec.gov)

Melissa Raminpour

Accounting Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Multi-Color Corporation

Form 10-K for the Fiscal Year Ended March 31, 2016

Filed May 31, 2016

File No. 000-16148

Dear Ms. Raminpour:

We have received and reviewed your letter dated March 6, 2017 related to the above-referenced filing of Multi-Color Corporation (“MCC”). In accordance with your request, we have responded to each of the comments included in your letter. Our below responses to each of the items noted in your letter are made on behalf of MCC and are keyed to the numerical order of your comments.

Form 10-K for the Fiscal Year Ended March 31, 2016

Note 2. Summary of Significant Accounting Policies

Goodwill and Other Required Intangible Assets, page 42

1.	Beginning in fiscal 2016, you changed your annual goodwill impairment testing date from the last day of February to the last day of January of each fiscal year. Please explain to us why a preferability letter from your independent registered public accountants was not provided as an exhibit. Refer to ASC 250-10-S99-4 and Item 601(B)(18) of Regulation S-K.

Response:

The move of our annual goodwill impairment testing date from the last day in February to the last day in January allows us to align our analysis of historical actual results with our Board of Directors’ approval of our annual budget - which has historically occurred in February each year. The budgeted financial performance is a key factor in our assessment of the fair value as part of the goodwill impairment test. We believe the change in date provides consistency between historical results and future projections while keeping the testing date within the fourth quarter of our fiscal year. Additionally, the acceleration of the date allowed additional time for thorough impairment analysis and consideration of our conclusions by our

Melissa Raminpour

March 9, 2017

independent accountants in advance of accelerated filing deadlines brought about by our move to large accelerated filer status.

We refer to the remarks of Associate Chief Accountant, Carlton E. Tartar, before the 2014 AICPA Conference on Current SEC and PCAOB Developments made on December 8, 2014. Those comments included a statement that, “if a registrant determines that a change in goodwill impairment testing date does not represent a material change to its method of applying an accounting principle, the staff will no longer request a preferability letter to be obtained and filed, provided that such change is prominently disclosed in the registrant’s financial statements.” We do not believe the change in testing date represents a material change to the application of an accounting principle and have prominently disclosed the change in Note 2 to our financial statements included on page 42 of our Form 10-K. Additionally, the strength and robustness of our internal controls related to the requirements under Topic 350, to assess goodwill impairment triggers, further supports that the change in impairment testing date does not represent a material change in method of applying an accounting principle.

Form 8-K Furnished on February 8, 2017

Exhibit 99.1

2.	We note that your non-GAAP measure, Core EBITDA, is reconciled to GAAP operating income. Please revise to reconcile this measure to net income as the most comparable GAAP measure. Please refer to Question 103.02 of the updated Non-GAAP Compliance and Disclosure Interpretations the Division issued on May 17, 2016.

Response:	In future reports furnished, beginning with our earnings release for the quarter ended March 31, 2017, we will provide a reconciliation of Core EBITDA to GAAP net income consistent with the guidance provided in Question 103.02 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

3.	Additionally, we note that you present free cash flow in the slides provided to investors in relation to your earnings call. Please advise as to your consideration of the guidance in Note 1 of Item 100 of Regulation G. In this regard, we note that free cash flow is not reconciled to the most comparable measure.

Response:	In future presentations, beginning with our slides to be provided to investors for the quarter ended March 31, 2017, we will provide a reconciliation of GAAP cash flows from operating activities to free cash flow.

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Melissa Raminpour

March 9, 2017

We trust that the foregoing sufficiently addresses your comments. We appreciate any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (513) 345-5311.

Sincerely,

/s/ Sharon Birkett

Sharon Birkett

Chief Financial Officer

cc: F. Mark Reuter (Keating Muething and Klekamp PLL)